June 11, 2007

VIA EDGAR and FACSIMILE (202-772-9218)

Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

RE:	China Shenghuo Pharmaceutical Holdings, Inc. Form SB-2 File No. 333-137689

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 PM Eastern Standard Time on June 13, 2007, or as soon thereafter as possible.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Katherine J. Blair at (310) 552-5017 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.

By: /s/ Gui Hua Lan
Name: Gui Hua Lan
Title: Chief Executive Officer

cc:   Thomas J. Poletti, Esq., K&L Gates
Katherine J. Blair, Esq., K&L Gates

VIA EDGAR and FACSIMILE (202-772-9218)

June 11, 2007

Perry Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

RE:	China Shenghuo Pharmaceutical Holdings, Inc. Form SB-2 File No. 333-137689

Dear Mr. Hindin,

WestPark Securities LLC respectfully joins the request of China Shenghuo Pharmaceutical Holdings, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form SB-2, File No. 333-137689, as amended, to 4:30 p.m. Eastern Standard Time on June 13, 2007 or as soon thereafter as practicable.

If requested, we will provide the Commission details in a supplemental letter of the distribution of the preliminary prospectus dated June 7, 2007.

WESTPARK CAPITAL, INC.
As Representative

By: /s/ Richard Rappaport
Name: Richard Rappaport
Title: Chief Executive Officer